Exhibit 99.1

Naked Brand Group Closes $50 Million Registered Direct Offering Priced At-The-Market

SYDNEY, AUSTRALIA / ACCESSWIRE / February 1, 2021 / Naked Brand Group Limited (Nasdaq:NAKD) (“Naked” or the “Company”), a global leader in intimate apparel and swimwear, today announced the closing of its previously announced registered direct offering (the “Offering”) of 29,415,000 of its ordinary shares at a price of $1.70 per share, which is at-the-market under Nasdaq rules.

The estimated net proceeds to the Company from the Offering are expected to be approximately $46.9 million after deducting the placement agent’s fees and other estimated offering expenses.

Maxim Group LLC acted as the sole placement agent for the offering.

The Offering was made pursuant to a shelf registration statement on Form F-3 (File No. 333-249547) declared effective by the Securities and Exchange Commission (the “SEC”) on October 26, 2020. A prospectus supplement relating to the Offering dated January 27, 2021 was filed with the SEC on January 29, 2021. Copies of the prospectus supplement relating to the Offering, together with the accompanying base prospectus included in the registration statement, may be obtained from the Securities and Exchange Commission at www.sec.gov, or from the Company at c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New, Zealand, Telephone +64 9 275 0000. Electronic copies of the prospectus supplement and accompanying base prospectus may also be obtained from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at (212) 895-3745.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these ordinary shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ:NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 8 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State and Fredericks of Hollywood. For more information please visit www.nakedbrands.com.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as ‘‘may,’’ ‘‘believe,’’ ‘‘anticipate,’’ ‘‘could,’’ ‘‘should,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘will,’’ ‘‘aim(s),’’ ‘‘ can,’’ ‘‘would,’’ ‘‘expect(s),’’ ‘‘estimate(s),’’ ‘‘project(s),’’ ‘‘forecast(s)’’, ‘‘positioned,’’ ‘‘approximately,’’ ‘‘potential,’’ ‘‘goal,’’ ‘‘pro forma,’’ ‘‘strategy,’’ ‘‘outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding the sale of Bendon, continued trading in our securities on Nasdaq, future financial performance, future cost savings, future growth in our business, trends in our industry, product innovation, operational expansion and restructuring initiatives. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: the risk that a definitive agreement for the sale of Bendon is not signed or the sale does not close; the risk that our restructuring initiative and our focus on direct-to-consumer channels does not achieve the expected benefits; the impact of COVID-19; our ability to maintain sufficient inventory; the risk that we do not regain, or do not thereafter maintain, compliance with Nasdaq’s continued listing standards; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares is not maintained; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under ‘‘Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2020. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Chris Tyson

MZ North America

chris.tyson@mzgroup.us

949-491-8235